SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35533; File No. 812-15714

Optimize Growth Equity Fund, Optimize Premium Yield Fund and Optimize Wealth Management Inc.

April 10, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an exemption from rule 23c-3 under the Act.

Summary of Application: Applicants request an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end investment companies to make repurchase offers on a monthly basis.

Applicants: Optimize Growth Equity Fund, Optimize Premium Yield Fund and Optimize Wealth Management Inc.

Filing Dates: The application was filed on March 4, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 6, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Matthew J. McGrath, 205 Yonge Street, Toronto, Ontario, Canada M5B 0C4, matthew.j.mcgrath@optimize.ca, with copies to Gregory C. Davis, Esq., Ropes & Gray LLP, Three Embarcadero Center, San Francisco, California 94111, gregory.davis@ropesgray.com, and Chelsea M. Childs, Esq., Ropes & Gray LLP, Three Embarcadero Center, San Francisco, California 94111, chelsea.childs@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Special Counsel, at (202) 551-6883 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated March 4, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.